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                             August 2, 2023

       Chris Ehrlich
       Chief Executive Officer
       Phoenix Biotech Acquisition Corp.
       2201 Broadway, Suite 705
       Oakland, CA 94612

                                                        Re: Phoenix Biotech
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed July 19, 2023
                                                            File No. 333-272467

       Dear Chris Ehrlich:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Cover Page

   1. Please disclose the total percentage of Public Shares that were redeemed in connection with the shareholder
votes connected to the First Extension and Second Extension.
       Market and Industry Data, page ii

   2. We note your revisions made in response to prior comment 5 and note that you have retained the statement
that your internal research has not been verified by any independent source and included a
statement that the information in the proxy statement/prospectus
                                                        "cannot always be
verified with complete certainty." Please revise your disclosure to clarify you are liable
for such information appearing in the proxy statement/prospectus.
 Chris Ehrlich
FirstName  LastNameChris  Ehrlich
Phoenix Biotech Acquisition Corp.
Comapany
August     NamePhoenix Biotech Acquisition Corp.
       2, 2023
August
Page 2 2, 2023 Page 2
FirstName LastName
Questions and Answers About the Proposals, page vii

3. We note your response to comment 4 and re-issue in part. Please include a Q&A discussing the Nasdaq deficiency notice and disclose whether the parties currently intend to waive the Nasdaq listing condition if the stock of the Combined Company is not approved for listing.
What will CERo stockholders and holders of CERo options and CERo warrants receive in the
Business Combination?, page vii

4. We note your response to comment 6 and re-issue. Please revise your definition of the
         term    Business Combination Consideration    to quantify the amount
and/or value of the
         consideration, including the Earnout Shares.
What happens if a substantial number of stockholders vote in favor of the Business Combination
Proposal and exercise redemption rights?, page xv

5. We note your response to comment 11. Please revise your presentation in this Q&A as follows:
             aggregate the total number of shares owned by the Sponsor onto one line;
             ensure that your percentages are correct, in this regard, we note that footnote (1) to the table states the maximum redemption scenario assumes that 1,288,298 shares of
              Class A common stock, "which represents approximately 59% of PBAX's currently outstanding Class A common stock" are redeemed, but your disclosure on the cover page indicates the Sponsor holds approximately 73.6% of the outstanding shares of
              Class A common stock;
             identify the advisor and the underwriter that purchased the private placement shares;
              and
             update the Trust Account's value as of the latest practicable date.
         As to the last bullet point, please ensure the Trust Account's value is updated throughout the filing.
Summary of the Proxy Statement/Prospectus, page 1

6. We note your response to comment 7. In addition to the Q&A on page x, please include a
         discussion of the Combined Company   s liquidity position following
the Business
         Combination in the Summary of the Proxy Statement/Prospectus. In your revisions, please describe and quantify the payments required to be made by the Combined
         Company following the Business Combination, including transaction expenses, as well as any other debt obligations of the Combined Company.
Pro Forma Ownership of New CERo Upon Closing, page 4

7.       We note your response to comment 16. Please clarify whether the
Sponsor's total
         potential ownership interest in the Combined Company includes affiliates of the
         Sponsor.
 Chris Ehrlich
FirstName  LastNameChris  Ehrlich
Phoenix Biotech Acquisition Corp.
Comapany
August     NamePhoenix Biotech Acquisition Corp.
       2, 2023
August
Page 3 2, 2023 Page 3
FirstName LastName
Sources and Uses of Funds for the Business Combination, page 15

8. We note your response to prior comment 18. We further note that the "Total Sources" and
         "Total Uses" figures for each column in the table appearing here and on page 148 do not appear to be the same. Please revise your disclosure accordingly. To the extent that New
         CERo will have outstanding debt following the Business Combination (assuming that a
         PIPE financing is not consummated and the parties waive the Available Closing Cash condition), please revise your disclosure here, in the liquidity discussion, and in the Q&A accordingly.
Consideration to CERo   s Stockholders, page 124

9. Your disclosure throughout the filing indicates that the calculation of the Exchange Ratio is described on page 124 of the prospectus, but we are unable to locate the calculation on page 124. Please revise your disclosure or advise. Please also disclose the Exchange
         Ratio as of the latest practicable date.
Background of the Business Combination
Overview, page 126

10. We note your disclosure here that Launchpad Capital is the manager of the Sponsor. Your disclosure elsewhere through the prospectus, including on the cover page, indicates that
         Chris Ehrlich is the manager of the Sponsor. Please reconcile your disclosure here and throughout, as necessary, to clarify who manages and owns your Sponsor.
PBAX's Interaction with Intrinsic, page 131

11. We note your response to comment 23 and re-issue in part. Please disclose any material events between October 31, 2022 and December 6, 2022 that impacted the willingness or ability of the parties to consummate the Intrinsic Business Combination, or affirmatively disclose the lack thereof, and disclose whether PBAX paid any fees in connection with the
         Termination Agreement.
Engagement with CERo, page 133

12. We note your response to comment 13. Please specifically identify the members of the
         Special Committee.
13. We note your response to comment 25 and revised disclosure. Please disclose the valuation ascribed to CERo in the most recent round of private investment prior to PBAX and CERo beginning negotiations regarding the Business Combination and the date of that valuation.
14. We note your inclusion of the Reallocation Shares in this amendment. Please revise this section to describe how these shares became part of the Business Combination transaction.
 Chris Ehrlich
Phoenix Biotech Acquisition Corp.
August 2, 2023
Page 4
Opinion of the Financial Advisor to the Board, page 136

15. We note your response to comment 27. In the filing itself, please disclose whether RNA
         included any deSPAC   d companies in its public company market value
analysis. To the
         extent RNA did not include any deSPAC   d companies in this analysis,
please explain
         why.
Licensing transactions, page 141

16. We note your response to comment 29. Please revise the filing to explain why RNA estimated the gross-up factor by assessing the deal terms from the Bristol Myers
         Squibb   Century Therapeutics licensing transaction from January 2022.
Anticipated Accounting Treatment of the Business Combination, page 150

17. We acknowledge your response to prior comment 33. It appears your conclusion that the Business Combination is to be viewed as an asset acquisition with PBAX as the accounting acquirer does not fully take into account that CERo Therapeutics, Inc.
         (CERo) s operations prior to the Business Combination will comprise the ongoing operations of New CERo and item #3 listed in the table on page 12 of your response. In addition to these factors, the facts that CERo's current auditor will be the independent auditor of the Combined Company and that the corporate headquarters and principal executive offices of New CERo will be located at CERo's current headquarters appear to identify CERo as the accounting acquirer. Please provide a more detailed analysis of your conclusions regarding the accounting acquirer. Additionally, revise your presentation and disclosures in the filing accordingly.
Intellectual Property , page 198

18. We note your response to comment 36 and re-issue in part. Please clarify which U.S.
         patent applications were    allowed    and explain the significance of
this determination.
Beneficial Ownership, page 247

19. Please ensure that your disclosure concerning Sponsor ownership of your Common Stock is consistent throughout the filing. While you note your Sponsor owns 78.2% of the
FirstName LastNameChris Ehrlich
       shares of your outstanding Common Stock, we also note disclosure throughout the filing
Comapany    NamePhoenix
       that the            Biotech
                Sponsor holds      Acquisition
                              approximately    Corp.of the shares of your
outstanding Common
                                             73.6%
AugustStock.
        2, 2023 Page 4
FirstName LastName
 Chris Ehrlich
FirstName  LastNameChris  Ehrlich
Phoenix Biotech Acquisition Corp.
Comapany
August     NamePhoenix Biotech Acquisition Corp.
       2, 2023
August
Page 5 2, 2023 Page 5
FirstName LastName
Management of New CERo, page 278

20. We re-issue comment 42. Your disclosure on page 279 continues to state that Robert
         Sikorski, M.D., Ph.D. is "qualified to serve on the New CERo Board based on his substantial medical, scientific and leadership experience." Please revise your disclosure accordingly. Please also clarify how much time Dr. Sikorski will devote to New CERo on a weekly basis following the consummation of the Business Combination and his anticipated responsibilities.
Compensation of Directors and Executive Officers, page 282

21. We note your response to comment 43 and your revised disclosure on page 135 that "[a]s of the date of this proxy statement/prospectus, CERo has not yet engaged a compensation consultant, but intends to do so in connection with the closing of the Business
         Combination." Please specify whether this compensation consultant will be engaged prior to the closing of the Business Combination.
       You may contact Ibolya Ignat at 202-551-3636 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Alan Campbell at 202-551-4224 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Jeffrey Letalien